Exhibit 99.1

ICON Plc Announces Completion of $40 Million Share Buyback and a Further Share Buyback Program for up to $100 Million

DUBLIN--(BUSINESS WIRE)--September 19, 2014--ICON plc, (Nasdaq: ICLR), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, announced today that it has completed a $40 million buyback of the Company’s ordinary shares through open market acquisitions at an average price of $49.87. In addition, the Company announced a further program under which the Company can acquire (by way of redemption) up to an additional $100 million of its outstanding ordinary shares through open market share acquisitions.

All share acquisitions will be carried out by way of redemption in accordance with Irish law, the US securities laws and the Company's constitutional documents. All shares so redeemed will be canceled upon redemption. The total number of shares that will be redeemed under the new program will be subject to market conditions.

Commenting on the buyback program, Brendan Brennan, Chief Financial Officer ICON plc, stated “Our buyback program is an important element of how we are looking to optimise the capital structure of the Company and is a good example of how ICON remains focused on enhancing value for our shareholders.”

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 83 locations in 38 countries and has approximately 11,000 employees. Further information is available at www.iconplc.com.

Source: ICON plc

ICON/ICLR-F

CONTACT:
ICON plc
Investor Relations
1-888-381-7923
or
Brendan Brennan
Chief Financial Officer
+ 353 –1-291-2000
or
Simon Holmes
EVP Investor Relations and Corporate Development
+ 353 –1-291-2000